Paul Hastings LLP

101 California Street, Forty-Eighth Floor

San Francisco, CA 94111

telephone (415) 856-7000

facsimile (415) 856-7100

www.paulhastings.com

June 4, 2024

VIA EDGAR correspondence

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	TCW Direct Lending LLC - File No. 814-01069

Ladies and Gentlemen:

On behalf of TCW Direct Lending LLC (the “Registrant”), we hereby respond to the oral comments provided on May 31, 2024 to the undersigned by Ms. Lisa Larkin of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Registrant’s preliminary proxy soliciting materials, which contained disclosure with respect to the annual meeting of unitholders of the Registrant.

The Registrant’s responses to those comments are provided below. We have restated the substance of those comments to the best of our understanding. Capitalized terms have the same meanings as in the proxy statement, unless otherwise indicated. We have consulted with the Registrant in preparing and submitting this response letter.

The Registrant also acknowledges the Staff’s standard disclaimer as expressed as part of the oral comments.

1.	Comment: The proxy materials did not contain a proxy card. Please ensure that the definitive materials include a proxy card that is consistent with the definitive proxy statement, and that the proxy card contains a separate voting item with respect to any adjournment of the meeting. Please include a copy of the proxy card with the comment response letter.

Response: Comment accepted. The Registrant hereby confirms that the definitive proxy materials will contain a proxy card consistent with that comment, and hereby attaches that card to this response letter.

2.	Comment: Please include disclosure stating whether unitholders have dissenters’ rights.

Response: Comment accepted. The Registrant has added a statement that unitholders do not have dissenters rights with respect to any proposal.

3.	Comment: On page 3, please correct the typographical error to state “through” rather than “though” in the third bullet point.

Response: Comment accepted. The Registrant will make that correction.

4.	Comment: On page 6, the table lost part of its formatting—some of the information does not fall under the heading for certain directors. Please correct the formatting.

Response: Comment accepted. The Registrant will correct that formatting.

5.	Comment: In the table on page 6, please add a parenthetical with the industry type for each principal occupation.

Response: Comment accepted. The Registrant will add that information.

6.	Comment: Please provide the information required by Item 7(b) of Schedule 14A with respect to the policy on attendance and who attended the prior year’s annual meeting.

Response: Comment accepted. Attendance information and a statement that the Registrant does not have a policy with respect to attendance at annual meetings are already provided on page 12 under “Board of Director and Committee Meetings Held.” The Registrant will revise that disclosure to state the number of directors who attended the most recent annual meeting of unitholders.

7.	Comment: Please clarify on page 8 whether the compensation paid refers only to the Registrant, as required by Item 13(b)(13)(i) of Schedule 14A.

Response: Comment accepted. The Registrant will add disclosure to state that the compensation information refers only to the Registrant.

8.       Comment: In the table on page 8 under “Unit Ownership,” please correct the sub-headings to refer to Richard T. Miller as the nominee rather than David R. Adler.

Response: Comment accepted. The Registrant will revise the table accordingly.

9.	Comment: Please confirm that the compensation disclosure in page 8 is complete under Item 8 of Schedule 14A.

Response: Comment acknowledged. The Registrant confirms that disclosure is complete when read together with disclosure on page 11 under the heading “Compensation Committee.”

10.	Comment: On page 15, under Proposal 3, please add a parenthetical description of the “Supermajority” threshold so that readers do not need to refer to he LLC Agreement.

Response: Comment accepted. The Registrant will add after the first use of that term, the following text: “(members holding more than 66-2/3% of the outstanding units).”

11.	Comment: Under Proposal 3 on page 15, given that there have been several prior extensions, please provide further explanation in the second paragraph about why this additional extension is needed.

Response: Comment accepted. The Registrant will add more disclosure about why more time is needed in order to liquidate its investment in the remaining portfolio holdings.

12.	Comment: Under Proposal 3 on page 15, in the third paragraph, please explain how the Adviser continues to actively manage a portfolio that is in wind down status.

Response: Comment accepted. The Registrant will add further disclosure in that paragraph about the Adviser’s on-going active role with respect to the remaining portfolio holdings

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13.	Comment: In the fourth paragraph under Proposal 3 on page 15, there is a statement that the Adviser has a positive view of four of the five remaining companies. Please state why the Adviser does not have a positive view about that fifth portfolio holding.

Response: Comment accepted. The Registrant has added the requested disclosure.

14.	Comment: In the fifth paragraph under Proposal 3 on page 15, please definitively state that the Company will lose its ability to maintain its current credit facility rather than “may lose.”

Response: Comment accepted. The Registrant will revise that disclosure accordingly.

15.	Comment: Under Proposal 3 on page 15, please state at the end of the section under the heading “Extension of Term” what the Board is expected to do if the unitholders do not approve the proposed extension.

Response: Comment accepted. The Registrant has added the requested disclosure, which refers to the Board’s expected consideration of alternatives proposed by the Adviser, including the forced or premature liquidation of portfolio holdings at deeply discounted unfavorable prices and the use of a liquidating trust.

16.	Comment: On page 18, under “Administration Agreement,” please state that the Adviser also serves as the Administrator.

Response: Comment accepted. The Registrant will add the requested disclosure.

17.	Comment: On page 19, please confirm that all related party transaction disclosure has been provided as required by Item 7(b), namely Items 404(a) and (b) of Reg. S-K.

Response: Comment acknowledged. The Registrant hereby confirms that no related party transactions or related disclosures required to be disclosed have been omitted.

18.	Comment: In the ownership table on page 20, please state the class of units.

Response: Comment accepted. The Registrant revise that disclosure accordingly.

19.	Comment: In the ownership table on page 20, please indicate whether the “less than 1%” designation refers to individual ownership or aggregate ownership.

Response: Comment accepted. The Registrant will revise that footnote to the table to state “* Less than 1% individually and in the aggregate with all directors and officers.”

20.	Comment: Please supplementally confirm that no other disclosures are needed under Item 7(a) with respect to the disclosure provided on page 21 about legal proceeding.

Response: Comment acknowledged. The Registrant hereby confirms that no applicable required disclosure under that item has been omitted.

21.	Comment: Please complete the specified date on page 21 with respect to submitted proposals.

Response: Comment accepted. The Registrant will complete the missing date, which is February 4, 2025 (based on a release date for the proxy statement of June 4, 2024).

22.	Comment: Please add disclosure with respect to the address used for delivery of materials, such as with the householding of materials.
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Response: Comment acknowledged. The Registrant will send proxy materials separately to each unitholder, including those that share a common address with other unitholders. Therefore, the Registrant has not added disclosure about the householding or combining of delivered materials for unitholders that share addresses.

* * * * *

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc: TCW Investment Management Company LLC

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YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN. THE MATTERS WE ARE SUBMITTING FOR YOUR CONSIDERATION ARE SIGNIFICANT TO THE COMPANY AND TO YOU AS A COMPANY STOCKHOLDER. PLEASE TAKE THE TIME TO READ THE PROXY STATEMENT AND CAST YOUR PROXY VOTE TODAY!

PROXY CARD

TCW Direct Lending LLC

PROXY IN CONNECTION WITH THE ANNUAL MEETING OF MEMBERS

TO BE HELD ON JUNE 28, 2024

The undersigned member of TCW Direct Lending LLC (the “Company”) acknowledges receipt of the Notice of the 2024 Annual Meeting of Members of the Company and the Proxy Statement and hereby appoints Andrew Kim and Gladys Xiques, and each of them, and each with full power of substitution, to act as attorneys and proxies for the undersigned to vote all the Units of common stock of the Company which the undersigned is entitled to vote at the Annual Meeting of Members of the Company.

Notice is hereby given that the 2024 Annual Meeting of Members (the “Meeting”) of TCW Direct Lending LLC, a limited liability company organized under Delaware law (the “Company”), will be held in virtual format only by conference call on June 28, 2024, at 9:00 a.m. Eastern Standard Time. We are not conducting an in-person Annual Meeting this year. For those who wish to attend via conference call, please send an email to the Company at attendameeting@astfinancial.com and provide us with your full name and address in order to receive the conference call dial-in information.

THIS PROXY IS SOLICITED ON BEHALF OF THE COMPANY’S BOARD OF DIRECTORS, AND THE PROPOSALS (SET FORTH ON THE REVERSE SIDE OF THIS PROXY CARD) HAVE BEEN UNANIMOUSLY APPROVED BY THE BOARD OF DIRECTORS AND RECOMMENDED FOR APPROVAL BY THE MEMBERS.

Do you have questions?

If you have any questions about how to vote your proxy or about the meeting in general, please call toll-free (877) 896-3191. Representatives are available to assist you Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF MEMBERS TO BE HELD ON JUNE 28, 2024. The Company’s Notice of 2024 Annual Meeting of Members, Proxy Statement and Form of Proxy are available on the Internet at: https://vote.proxyonline.com/TCW/docs/llc.pdf

[PROXY ID NUMBER HERE]	[BAR CODE HERE]	[CUSIP HERE]

TCW DIRECT LENDING LLC

YOUR SIGNATURE IS REQUIRED FOR YOUR VOTE TO BE COUNTED. Please sign this proxy card exactly as your name(s) appear(s) on the books of the Company. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, the signature should be that of an authorized officer who should state his or her title.
PROXY CARD

SIGNATURE (AND TITLE IF APPLICABLE)	DATE

SIGNATURE (IF HELD JOINTLY)	DATE

IF THIS PROXY IS PROPERLY EXECUTED, THE VOTES ENTITLED TO BE CAST BY THE UNDERSIGNED WILL BE CAST IN THE MANNER DIRECTED BELOW, AND WILL BE VOTED IN THE DISCRETION OF THE PROXY HOLDER(S) ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING OR ANY ADJOURNMENT(S) OR POSTPONEMENT(S) THEREOF. IF THIS PROXY IS PROPERLY EXECUTED BUT NO DIRECTION IS MADE AS REGARDS TO A PROPOSAL INCLUDED IN THE PROXY STATEMENT, SUCH VOTES ENTITLED TO BE CAST BY THE UNDERSIGNED WILL BE CAST “FOR” SUCH PROPOSAL.

TO VOTE, MARK CIRCLES BELOW IN BLUE OR BLACK INK AS FOLLOWS. EXAMPLE: ●

PROPOSAL(S):

1	The election of the Class I Directors, Mr. Richard T. Miller, to serve for a term expiring on the date on which the annual meeting, or special meeting in lieu thereof, of Members is held in 2027 (Proposal 1).

	Nominees:	FOR	WITHOLD
	1.1 Mr. Richard T. Miller	○	○

		FOR	AGAINST	ABSTAIN
2	The ratification of the selection of Deloitte & Touche LLP (“Deloitte”) as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2024 (Proposal 2).	○	○	○

		FOR	AGAINST	ABSTAIN
3	The approval of the extension of the Company’s term for an additional year (Proposal 3).	○	○	○

		FOR	AGAINST	ABSTAIN
4	Authorization to adjourn the Meeting to a later date and time announced by the Chairman of the Meeting if determined to be necessary by the Chairman.	○	○	○

WE NEED YOUR PROXY VOTE IMMEDIATELY.

YOU MAY THINK YOUR VOTE IS NOT IMPORTANT, BUT IT IS VITAL. AT THE MEETING OF UNITHOLDERS, THE COMPANY WILL BE UNABLE TO CONDUCT ANY BUSINESS IF LESS THAN A MAJORITY OF THE UNITS ELIGIBLE TO VOTE ARE REPRESENTED. IN THAT EVENT, THE MEETING MAY BE ADJOURNED AND THE COMPANY, AT THE UNITHOLDERS’ EXPENSE, WOULD CONTINUE TO SOLICIT VOTES IN AN ATTEMPT TO ACHIEVE A QUORUM. CLEARLY, YOUR VOTE COULD BE CRITICAL TO ENABLE THE COMPANY TO HOLD THE MEETING AS SCHEDULED, SO PLEASE RETURN YOUR PROXY CARD IMMEDIATELY. YOU AND ALL OTHER UNITHOLDERS WILL BENEFIT FROM YOUR COOPERATION.

REMEMBER TO SIGN AND DATE ABOVE BEFORE MAILING IN YOUR VOTE. THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

PROXY CARDS MUST BE RECEIVED BY JUNE 28, 2024 BEFORE 8:30 A.M. EASTERN STANDARD TIME TO BE COUNTED.

THANK YOU FOR VOTING

[PROXY ID NUMBER HERE]	[BAR CODE HERE]	[CUSIP HERE]